FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 13 August 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Director Declaration sent to the London Stock Exchange on 13 August 2004






                 PATRICK LUPO - DISCLOSURE OF DIRECTOR DETAILS

mmO2 plc announced on 10 August 2004 that Patrick Lupo was appointed to the mmO2 plc Board as an additional Non-Executive Director.

The following notification is provided as per Paragraphs 16.4 and 16.5 of Chapter 16 of the UKLA Listing Rules and the obligation to notify Directors share interests.

16.4 (a)          Other Directorships of publicly quoted companies.

                  Mr Lupo is a Director of Hilton Group plc.
                  Mr Lupo was also a Director of WH Smith plc from 1994 to March 2004.

16.4 (b)          None

Mr Lupo's share interests in mmO2 plc as of the date of his appointment were as follows:

3,048 ordinary shares


Should you require any further information please contact:


Robert Harwood
Assistant Secretary
mmO2  plc

Telephone: 01753 628200

                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 13 August 2004                    By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary